                                                                    Exhibit 99.1


THE COMPANIES' OPERATING RESULTS BY GEOGRAPHIC SEGMENT


     Segment information by geographic area, as required by the Japanese Securities and Exchange Law, for the years ended March 31, 2002, 2001 and 2000 is provided below.


Geographic area segment information

                                                                          In Millions of Yen
                                       -----------------------------------------------------------------------------------
                                                             North
Year Ended March 31, 2002                  Japan            America           Europe             Asia            Oceania
-------------------------              -------------     -------------     -------------     -------------     -----------
Total trading transactions:
  Outside..........................    JPY 9,292,287     JPY   790,637     JPY 1,149,195     JPY 1,146,115     JPY 115,533
  Interarea........................          577,681           373,475           169,018           282,280         381,206
                                       -------------     -------------     -------------     -------------     -----------
Total..............................    JPY 9,869,968     JPY 1,164,112     JPY 1,318,213     JPY 1,428,395     JPY 496,739
                                       =============     =============     =============     =============     ===========

Operating income...................    JPY    30,116     JPY    14,001     JPY     7,155     JPY     5,355     JPY  17,852
                                       =============     =============     =============     =============     ===========

Identifiable assets at
 March 31, 2002....................    JPY 5,454,683     JPY   903,556     JPY   557,072     JPY   382,324     JPY 174,495
                                       =============     =============     =============     =============     ===========

Investments in and advances
 to associated companies...........

Total.assets at March 31,
 2002..............................

                                                       In Millions of Yen
                                       ----------------------------------------------------
Year Ended March 31, 2002              Other Areas       Eliminations         Consolidated
-------------------------              -----------      --------------       --------------
Total trading transactions:
  Outside..........................    JPY 160,705                   -       JPY 12,654,472
  Interarea........................        285,753      JPY (2,069,413)                   -
                                       -----------      --------------       --------------
Total..............................    JPY 446,458      JPY (2,069,413)      JPY 12,654,472
                                       ===========      ==============       ==============

Operating income...................    JPY   1,540      JPY        659       JPY     76,678
                                       ===========      ==============       ==============

Identifiable assets at
 March 31, 2002....................    JPY 260,529      JPY (1,524,090)      JPY  6,208,569
                                       ===========      ==============

Investments in and advances
 to associated companies...........                                                 459,797
                                                                             --------------
Total assets at March 31,
 2002..............................                                          JPY  6,668,366
                                                                             ==============

                                                                           In Millions of Yen
                                       ----------------------------------------------------------------------------------
                                                             North
Year Ended March 31, 2001                  Japan            America           Europe            Asia            Oceania
-------------------------              -------------     -------------    -------------     -------------     -----------
Total trading transactions:
  Outside..........................    JPY 9,320,161     JPY   732,919    JPY 1,470,028     JPY 1,319,165     JPY  44,488
  Interarea........................          630,178           383,807          202,183           216,621         367,010
                                       -------------     -------------    -------------     -------------     -----------
Total..............................    JPY 9,950,339     JPY 1,116,726    JPY 1,672,211     JPY 1,535,786     JPY 411,498
                                       =============     =============    =============     =============     ===========

Operating income...................    JPY     2,567     JPY    14,586    JPY    11,681     JPY     7,670     JPY  13,864
                                       =============     =============    =============     =============     ===========

Identifiable assets at
 March 31, 2001....................    JPY 5,780,309     JPY   824,498    JPY   526,621     JPY   370,889     JPY 142,481
                                       =============     =============    =============     =============     ===========

Investments in and advances to
 associated companies..............

Total assets at March 31,
 2001..............................

                                                       In Millions of Yen
                                       ----------------------------------------------------
Year Ended March 31, 2001              Other Areas       Eliminations         Consolidated
-------------------------              -----------      --------------       --------------
Total trading transactions:
  Outside..........................    JPY 161,458                   -       JPY 13,048,219
  Interarea........................        223,412      JPY (2,023,211)                   -
                                       -----------      --------------       --------------
Total..............................    JPY 384,870      JPY (2,023,211)      JPY 13,048,219
                                       ===========      ==============       ==============

Operating income...................    JPY   5,129      JPY       (366)      JPY     55,131
                                       ===========      ==============       ==============

Identifiable assets at
 March 31, 2001....................    JPY 284,589      JPY (1,602,652)      JPY  6,326,735
                                       ===========      ==============

Investments in and advances to
 associated companies..............                                                 383,372
                                                                             --------------

Total assets at March 31,
 2001..............................                                          JPY  6,710,107
                                                                             ==============


                                                                           In Millions of Yen
                                       ------------------------------------------------------------------------------------
                                                              North
Year Ended March 31, 2000                   Japan            America           Europe             Asia            Oceania
-------------------------              --------------     -------------     -------------    -------------      -----------
Total trading transactions:
  Outside..........................    JPY  9,718,663     JPY   674,739     JPY 1,612,761    JPY   986,155      JPY  40,845
  Interarea........................           580,774           347,175           221,461          168,320          334,443
                                       --------------     -------------     -------------    -------------      -----------

Total..............................    JPY 10,299,437     JPY 1,021,914     JPY 1,834,222    JPY 1,154,475      JPY 375,288
                                       ==============     =============     =============    =============      ===========
Operating income...................    JPY     19,122     JPY    22,076     JPY     9,279    JPY       946      JPY   6,960
                                       ==============     =============     =============    =============      ===========

Identifiable assets at
 March 31, 2000....................    JPY  5,765,731     JPY   705,197     JPY   462,837    JPY   356,071      JPY 148,419
                                       ==============     =============     =============    =============      ===========

Investments in and advances
 to associated companies...........

Total.assets at March 31,
 2000..............................

                                                       In Millions of Yen
                                         -------------------------------------------------
Year Ended March 31, 2000                Other Areas      Eliminations       Consolidated
-------------------------                -----------     --------------     --------------
Total trading transactions:
  Outside..........................      JPY 167,553                  -     JPY 13,200,716
  Interarea........................          174,308     JPY (1,826,481)                 -
                                         -----------     --------------     --------------

Total..............................      JPY 341,861     JPY (1,826,481)    JPY 13,200,716
                                         ===========     ==============     ==============
Operating income...................      JPY   2,707     JPY        434     JPY     61,524
                                         ===========     ==============     ==============

Identifiable assets at
 March 31, 2000....................      JPY 296,594     JPY (1,504,081)    JPY  6,230,768
                                         ===========     ==============

Investments in and advances
 to associated companies...........                                                368,590
                                                                            --------------
Total assets at March 31,
 2000..............................                                         JPY  6,599,358
                                                                            ==============

Notes: (1) In addition to the disclosure based on Statement of Financial
           Accounting Standards ("SFAS") No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law. Operating income reflects the companies' (a) revenue -- gross trading profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as defined under the Law and related regulations.

       (2) Due to the increasing importance of the operating income in Oceania, the above information presents "Asia" and "Oceania" as separate geographic area segments, formerly reported within the "Asia/Oceania" geographic area segment. The prior years' information has been restated to reflect "Asia" and "Oceania" as a separate segment.

       (3) The above geographic area information shows total trading transactions and operating income recognized by geographic origin and identifiable assets recognized by geographic location.

       (4) Other Areas consist principally of Latin America and the Middle East.

       (5) Transfers between geographic areas are made at cost plus a markup.


Total trading transactions to external customers outside Japan


                                                                              IN MILLIONS OF YEN
                                        -----------------------------------------------------------------------------------------
                                            NORTH                                                       OTHER
YEAR ENDED MARCH 31, 2002                  AMERICA         EUROPE           ASIA          OCEANIA       AREAS          TOTAL
-------------------------               -------------   -------------   -------------   -----------  -----------   --------------
Total trading transactions to
 external customers outside Japan...    JPY 1,229,538   JPY 1,148,571   JPY 1,955,983   JPY 109,473  JPY 802,898   JPY  5,246,463
Consolidated total..................                                                                                   12,654,472

Percentage of total trading
 transactions to external customers
 outside Japan out of consolidated
 total..............................              9.7%            9.1%           15.5%          0.9%         6.3%            41.5%

YEAR ENDED MARCH 31, 2001
-------------------------

Total trading transactions to
 external customers outside Japan...    JPY 1,368,583   JPY 1,060,512   JPY 2,010,278   JPY  82,279  JPY 785,375   JPY  5,307,027
Consolidated total..................                                                                                   13,048,219
Percentage of total trading
 transactions to external customers
 outside Japan out of consolidated
 total..............................             10.5%            8.1%           15.4%          0.6%         6.1%            40.7%

YEAR ENDED MARCH 31, 2000
-------------------------

Total trading transactions to
  external customers outside Japan..    JPY 1,338,706   JPY 2,004,176   JPY 1,827,438   JPY 210,049  JPY 705,457   JPY  6,085,826
Consolidated total..................                                                                                   13,200,716
Percentage of total trading
  transactions to external
  customers outside Japan out of
  consolidated total................             10.1%           15.2%           13.8%          1.6%         5.4%            46.1%

Notes: (1)  In addition to the disclosure based on SFAS No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

       (2) In connection with separate presentation of "Asia" and "Oceania" in geographic area segment information, the above information also presents "Asia" and "Oceania" separately. The prior years' information has been restated to conform to the presentation for the current year.

       (3) Total trading transactions to external customers outside Japan represents exports from Japan and offshore transactions of the companies.

       (4)  Each part consists primarily of the following countries or areas.

            North America:          United States, Canada
            Europe:                 United Kingdom, Germany
            Asia:                   China, Thailand
            Other Areas:            Latin America, the Middle East
            Oceania:                Australia